

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2010

Mr. Andrew S. Duff
Chief Executive Officer
Piper Jaffray Companies
800 Nicollet Mall, Suite 800
Minneapolis, MN 55402

> **Re: Piper Jaffray Companies**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 26, 2010**
> **Proxy Statement on Schedule 14A**
> **Filed March 15, 2010**
> **File No. 001-31720**

Dear Mr. Duff:

We have reviewed your above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Enterprise Risk Management, page 43

1.   We refer to your statement on page 43 that you seek to identify, assess and monitor each risk in accordance with defined policies and procedures. For each identified type of risk, please tell us whether you have established any risk limits, if the limits are binding and if you exceeded the limits. If you do have risk limits in place that can be waived, please tell us the process for doing so. Confirm that you will provide comparable disclosure in your future filings. Also, please tell us what consideration you have given to describing and quantifying specific risk limits that apply to your business.

2.　　　We note your disclosure on page 46 that your credit risk exposure is monitored regularly by your market and credit risk committee. Please identify for us the functions or roles of the persons who serve on each of your risk committees, including the credit and market risk committee. Tell us how these individuals are selected and how long they serve on the committees. Confirm that you will provide similar disclosure in your future filings.

Note 11 – Collateralized Securities Transactions, page 74

3.　　　We understand that you have entered into repurchase and reverse repurchase transactions accounted for as collateralized borrowings. For both repurchase transactions (borrowings) and reverse repurchase transactions (receivables), for each of the quarters in the last two years, please provide us with a table showing the average amount of repurchase and reverse repurchase transactions outstanding during the quarter and the amount of these repurchase and reverse transactions outstanding as of the end of each quarter. To the extent there are significant variations between the average level of these transactions and the amounts outstanding at each quarter end, please explain to us why. In future periodic filings we believe the inclusion of the information described above would be useful to investors and should be included.

Note 17 – Contingencies and Commitments, page 78

Loss Contingencies, page 78

4.　　　We note from your risk factor on page 16 that your exposure to legal liability is significant and could lead to substantial damages. We also note that you have established reserves for potential losses that are probable and reasonably estimable. Please disclose in more detail the specific contingencies for which you have accrued, including a rollforward of the related liability account(s). Refer to ASC 450-20-50-1. For any material unrecognized loss contingencies, please disclose the specific nature of the contingency and an estimate of the possible loss or range of loss, or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-4. Please provide us with the disclosure you intend to provide in future filings.

Note 22 – Stock-Based Compensation, page 86

5.　　　We note that restricted stock grants outstanding to terminated employees are expensed in the period in which those awards are deemed to be earned, which is generally the calendar year preceding the February grant date each year. Please clarify to what calendar year you are referring and tell us how you determined that service condition was satisfied, citing relevant accounting literature. Please provide us with the disclosure you intend to include in future filings.

6. You disclose on page 88 that as of December 31, 2009 there was no unrecognized compensation cost related to stock options expected to be recognized over future years. However, we note that only 390,854 of the 538,804 options outstanding are exercisable as of December 31, 2009. Please explain why no future compensation cost is expected to be recognized for the remaining unvested options.

Exhibits

7. We note that you have omitted certain schedules from exhibit 10.25. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please explain why the information was omitted or why the agreements themselves are no longer material to investors. Otherwise, please file the complete agreements with your next periodic report.

Proxy Statement on Schedule 14A, filed March 15, 2010

General

8. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Compensation Peer Group, page 18

9. We note that peer group market data is an important factor considered by your compensation committee in setting annual compensation. Please tell us how you selected your peer group. Confirm that you will provide similar disclosure in future filings.

Annual Incentive Compensation, page 19

10. We note that your compensation committee grants performance-based awards in an amount equal to 7% of your 2009 adjusted pre-tax operating income. Please tell us your 2009 adjusted pre-tax operating income and provide such disclosure within this section in future filings, as applicable. See Item 402(b)(1)(v) of Regulation S-K.

11. We note that your annual incentive compensation is subject to an aggregate limitation for your Leadership Team as a group. Please provide us with the maximum allowable payout for your Leadership Team, and tell us how management determined what the maximum payout should be. See Item 402(b)(2)(vi) of Regulation S-K. Provide such disclosure in future filings, as applicable.

Compensation Determination and Relevant Factors, page 20

12.   We note that your compensation committee determines the amount of incentive compensation to be paid by reference to financial performance of the company. Please tell us the specific qualitative and quantitative performance objectives for each of your named executive officers. Describe and quantify to what extent these objectives were met and explain how this impacted the actual compensation awarded. Confirm that you will provide similar disclosure in future filings. Refer to Item 402(b)(2)(v) and Instruction 4 to Item 402(b) and Item 402(b)(2)(vii) of Regulation S-K.

13.   We note that your compensation committee considers comparable public companies and the total relative shareholder return of your competitors in determining how much annual incentive bonus to pay out. Since you appear to benchmark your compensation, you are required to include a discussion of where your actual incentive payouts fall when compared with your peer group. Please also disclose the benchmark you used in determining your compensation amounts. See Item 402(b)(2)(xiv) of Regulation S-K.

Long-Term Performance-Based (ROE) Equity Grant, page 22

14.   Please tell us how you determined the number of restricted shares and options to be awarded. Confirm that you will provide similar disclosure in future filings. See Item 402(b)(1)(v) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or Daniel Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk at (202) 551-3657 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia G. Barros
Special Counsel